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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                               PURINA MILLS, INC.
                                (Name of Issuer)

                   COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    746276104
                                 (CUSIP Number)


                                 TYE G. DARLAND
                              KOCH INDUSTRIES, INC.
                           4111 EAST 37TH STREET NORTH
                                WICHITA, KS 67220
                                 (316) 828-8623
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               AUGUST 16, 2000
                               ---------------
           (Date of Event which Requires Filing of this Statement)


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   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 746276104

      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

              Koch Agriculture Company

      2.    Check the Appropriate Box if a Member of a Group (See
            Instructions)

             (a)
                -------
             (b)    X
                -------

      3.    SEC Use Only


      4.    Source of Funds (See Instructions)

                              OO

      5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



      6.    Citizenship or Place of Organization

                  Nebraska

      Number of Shares Beneficially Owned by Each Reporting Person With

      7.    Sole Voting Power             516,668
      8.    Shared Voting Power                 0
      9.    Sole Dispositive Power        516,668
      10.   Shared Dispositive Power            0

      11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                  516,668

      12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      13.   Percent of Class Represented by Amount in Row (11)
                  5.2%

      14.   Type of Reporting Person (See Instructions)

                  CO

ITEM 1. SECURITY AND ISSUER

        Shares of Common Stock, $0.01 par value (the "Common Stock") of Purina Mills, Inc., a Delaware corporation ("Purina"), with principal address of 1401 South Hanley Street, St. Louis, Missouri 63114.


ITEM 2. IDENTITY AND BACKGROUND

      (a) The person filing this statement is Koch Agriculture Company, a Nebraska corporation ("KAC"). KAC is an indirect wholly-owned subsidiary of Koch Industries, Inc., a Kansas corporation ("Koch").

      (b)   Business address:  4111 East 37th Street N., Wichita, Kansas
            67220.

      (c) (1) The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of KAC are as set forth below:



        NAME                       POSITION              POSITION AT KOCH
        ----                       --------              ----------------

     David L. Robertson     Chairman of the               Vice President-
                            Board/President and Director  Petroleum

     H. Allan Caldwell      Secretary                     General Counsel

     David E. Dishman       Treasurer                     Treasurer

     Bill W. Hanna          Director                      Director

     F. Lynn Markel         Director                      Exec. Vice
                                                          President - Chief
                                                          Financial Officer
                                                          and Director

            Each of the foregoing persons is a citizen of the United States. The principal business address of each of such person is 4111 East 37th Street North, Wichita, Kansas 67220.


            (2) The names, citizenship, business addresses, present principal occupation or employment and the name, and the principal business address of any corporation or other organization in which such employment is conducted of the directors and executive officers of Koch are as set forth below:

                     NAME                                   POSITION
                     ----                                   --------

               Charles Koch                  Chairman of the Board and Chief
                                             Executive Officer and Director

               F. Lynn Markel                Exec. Vice President - Chief
                                             Financial Officer and Director

               David L. Robertson            Vice President - Petroleum

               Bill R. Caffey                Director

               Richard H. Fink               Director

               Bill W. Hanna                 Director

               David H. Koch                 Director

               Joseph W. Moeller             Director

               Sterling V. Varner            Director

               E. Pierce Marshall            Director


            Each of the foregoing persons is a citizen of the United States. The principal business address of each of such person is 4111 East 37th Street North, Wichita, Kansas 67220.

      (d) Neither KAC, nor any person listed on (c)(1) has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            Neither Koch, nor any person listed on (c)(2) has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) Neither KAC, nor any person listed on (c)(1) has during the last five (5) years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            Neither Koch, nor any person listed on (c)(2) has during the last five (5) years been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) KAC was organized under the laws of the state of Nebraska. Koch was organized under the laws of the state of Kansas. All natural persons listed on (c)(1) and (c)(2) are citizens of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      The shares of Common Stock owned by KAC were issued to KAC by Purina in connection with Purina's plan of reorganization (the "Plan") under Chapter 11 of the bankruptcy code in exchange for $26,050,000.00 of unsecured debt claims against Purina held by KAC.


ITEM 4. PURPOSE OF TRANSACTION

      KAC acquired the Common Stock described in Item 5 (the "Shares"), for general investment purposes. Although its plans may change in the future, except as otherwise noted, KAC does not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions set forth in sub-items (a) through (j) of Item 4.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) KAC is the beneficial owner of 516,668 shares of common stock (5.2%) in Purina. None of the other persons whose names are listed on Item 2(c)(1) beneficially owns any shares of common stock of Purina.

     (b) KAC has the voting and disposition powers with respect to all of the shares of Common Stock owned by KAC.

     (c) Except as described herein, there have been no transactions by KAC or the persons whose names are listed in Item 2(c)(1), in securities of Purina during the past sixty days.

     (d) No one other than KAC is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by KAC.

     (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      None


ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS

      None.

                                  SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: August 29, 2000               Koch Agriculture Company



                                    By:  /s/ David L. Robertson
                                    Name:  David L. Robertson
                                    Title: President